Black Spade Acquisition II Co

Suite 2902, 29/F The Centrium

60 Wyndham Street, Central

Hong Kong

August  23, 2024

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ron Alper and Pam Long

Re:          Black Spade Acquisition II Co

Registration Statement on Form S-1

File No. 333-280385

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effective date of the Registration Statement referred to above be accelerated by the Securities and Exchange Commission to 12:30 p.m. Washington D.C. time on August 23, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Sharon Lau at +65 6437 5464 or Stacey Wong at +65 6437 5450 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Sincerely,

Black Spade Acquisition II Co

By:	/s/ Chi Wai Dennis Tam
	Name:	Chi Wai Dennis Tam
	Title:	Executive Chairman and Co-Chief Executive Officer

cc:           (via email)

Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition II Co

Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition II Co

Sharon Lau, Partner, Latham & Watkins LLP

Stacey Wong, Partner, Latham & Watkins LLP

Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP

David J. Levine, Partner, Loeb & Loeb LLP